UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
_____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 5.0

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

1

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0

2

Report of Independent Registered Public Accounting Firm
The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan 5.0:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) as of December 31, 2018 and 2017, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2018 and 2017, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
Schedule G - Financial Transaction Schedules for the year ended December 31, 2018 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2007.
McLean, Virginia
June 14, 2019

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments in Master Trust at fair value	$2,073,596,837	$2,785,117,515
Investments in Master Trust at contract value	533,035,731	574,701,008
Notes receivable from participants	44,850,340	61,555,098
Contributions receivable – employer	1,518,224	1,810,177
Due from merged plan	—	29,912,827
Total assets	2,653,001,132	3,453,096,625
Liabilities:
Accrued administrative expenses	85,419	148,203
Net assets available for benefits	$2,652,915,713	$3,452,948,422
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2018

Additions to net assets attributed to:
Interest income from notes receivable from participants	$1,928,862
Contributions:
Rollovers	2,415,894
Participant	64,732,057
Employer	32,645,042
Total contributions	99,792,993
Total additions	101,721,855
Deductions from net assets attributed to:
Participation in net loss of Master Trust	312,284,315
Benefits paid to participants	248,958,538
Administrative expenses	974,917
Total deductions	562,217,770
Net decrease prior to transfers	(460,495,915)
Net transfers within the Master Trust	(339,536,794)
Net decrease	(800,032,709)
Net assets available for benefits:
Beginning of year	3,452,948,422
End of year	$2,652,915,713
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Plan Description

The following description of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that participate in the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which new employees who do not make a contrary election as described in the Plan document will automatically be enrolled in the Plan. The Plan's automatic enrollment deferral rate is 6%. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan has an Employer matching contribution of 100% of the first 4% of eligible compensation contributed to the Plan, and 50% of the next 2% of eligible compensation contributed to the Plan.  The Plan is intended to be a safe harbor plan as defined in the IRC.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
The assets of the Plan that are invested in the General Dynamics Corporation Common Stock are in a separate fund (the GD Stock Fund) which constitutes an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants are given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD Stock Fund in cash or leave the funds in the Plan to be invested in General Dynamics Corporation Common Stock, as provided by the Plan.

(e)	Vesting
Participants’ contributions and safe harbor Company matching contributions and actual earnings thereon are always 100% vested.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Loans are issued at the U.S. prime rate of interest plus 1%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

(g)	Payment of Benefits
Participants are eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Due from Merged Plan
Effective January 1, 2018, the employees of Applied Physical Sciences Corp., formerly eligible for the Applied Physical Sciences Corp. 401(k) Plan, became eligible for the Plan. As of December 31, 2017, the account balances, loans and contributions receivable in Applied Physical Sciences Corp. 401(k) Plan were merged into the Plan in the amounts of $29,261,439, $164,256 and $487,132, respectively.

(i)	Net Transfers within Master Trust
Effective January 1, 2018, certain employees of the Electric Boat Corporation, formerly eligible for the Plan, became eligible for the General Dynamics Corporation 401(k) Plan 6.0 (Plan 6.0). As of January 1, 2018, the account balances and loans of these participants were transferred from the Plan to Plan 6.0 in the amount of $322,759,053 and $14,932,599, respectively.
The remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(b)	New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06, Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the disclosure of the Plan's interest in the Master Trust on the face of the financial statements as a single line item. ASU 2017-06 further requires disclosure of the Plan's divided interest in the Master Trust's other assets and liabilities and the balances related to the Plan as well as disclosure of the Master Trust's investments by general type and by dollar amount of the Plan's interest in each type. ASU 2017-06 is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The standard requires the use of the retrospective transition method. Plan management has elected to adopt ASU 2017-06 effective January 1, 2019, and is currently evaluating the impact of the standard on the financial statements. However, Plan management has determined that there will be no effect on the Statement of Net Assets Available for Benefits due to the adoption of ASU 2017-06.

(c)	Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 37% and 42% of its investments as of December 31, 2018 and 2017, respectively.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(g)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2018.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2018.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2015.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 3.5, the General Dynamics Corporation 401(k) Plan 4.5, the General Dynamics Corporation 401(k) Plan 6.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income (loss) of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Master Trust was approximately 19% and 22%, respectively.

The following table presents the net assets of the Master Trust as of December 31, 2018 and 2017:

	2018	2017
Investments, at fair value	$11,383,219,328	$12,940,047,084
Investments, at contract value
Synthetic GICs	2,341,450,707	2,364,703,737
Non-interest bearing accounts	237,273	1,206,286
Pending trades receivable and interest receivable	741,883	14,825,844
Total assets	13,725,649,191	15,320,782,951

Pending trades payable and accrued expenses	(2,983,721)	(3,419,508)
Total liabilities	(2,983,721)	(3,419,508)
Net assets of Master Trust	$13,722,665,470	$15,317,363,443

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2018:

Additions to net assets attributed to:
Investment income:
Interest and dividends	$187,000,011
Net investment income	187,000,011

Deductions from net assets attributed to:
Net depreciation in fair value of investments	1,529,335,177
Net transfers	252,362,807
Total deductions	1,781,697,984
Net decrease	(1,594,697,973)

Net assets:
Beginning of year	15,317,363,443
End of year	$13,722,665,470
The net depreciation for the Master Trust is net of investment manager fees.

(b)	Fully Benefit-Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2018 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(c)	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the assets or liabilities;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Units of Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: Accounts primarily consist of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds that are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).
Corporate Debt, Asset-Backed and Mortgage-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2018 and 2017:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2018:
Participant-Directed brokerage accounts:	$320,228,424	$320,228,424	$—	$—
General Dynamics
Corporation common stock	3,252,198,600	3,252,198,600	—	—
Investments in other equity securities	1,050,843,937	1,050,843,937	—	—
Registered investment companies	360,739,470	243,750,383	116,989,087	—
Interest bearing cash	64,750,625	64,750,625	—	—
Overnight deposit accounts	27,538,441	27,538,441	—	—
Collective trusts	6,204,537,673	—	6,204,537,673	—
Fixed-income securities
US government and municipal	49,025,194	—	49,025,194	—
Mortgage-backed	26,134,450	—	26,134,450	—
Asset-backed	18,449,042	—	18,449,042	—
Foreign government	5,268,631	—	5,268,631	—
Corporate debt	3,504,841	—	3,504,841	—
Total investments, at fair value	$11,383,219,328	$4,959,310,410	$6,423,908,918	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2017:
Participant-Directed brokerage accounts:	$291,406,291	$291,406,291	$—	$—
General Dynamics
Corporation common stock	4,373,978,371	4,373,978,371	—	—
Investments in other equity securities	1,233,901,550	1,233,901,550	—	—
Registered investment companies	392,411,732	292,927,188	99,484,544	—
Interest bearing cash	48,828,297	48,828,297	—	—
Overnight deposit accounts	25,122,021	25,122,021	—	—
Collective trusts	6,503,823,843	—	6,503,823,843	—
Fixed-income securities
US government and municipal	31,064,967	—	31,064,967	—
Mortgage-backed	13,016,567	—	13,016,567	—
Asset-backed	14,548,472	—	14,548,472	—
Foreign government	6,936,804	—	6,936,804	—
Corporate debt	5,008,169	—	5,008,169	—
Total investments, at fair value	$12,940,047,084	$6,266,163,718	$6,673,883,366	$—

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)	Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 20,686,608 and 21,498,895 shares of the Company’s common stock as of December 31, 2018 and 2017, respectively. Dividends earned by the Master Trust on the Company’s common stock were $76,477,663 for the year ended December 31, 2018.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. The Northern Trust Company provides certain investment management and consulting services to the Plan. The Plan also invests, through the Master Trust, in investment funds managed by The Northern Trust Company, or its affiliates. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2018 and 2017, as reported in the financial statements to the Form 5500:

	2018	2017
Net assets available for benefits as reported in the financial statements	$2,652,915,713	$3,452,948,422
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(2,146,236)	(2,187,820)
Net assets available for benefits as reported in the Form 5500	$2,650,769,477	$3,450,760,602

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2018, as reported in the financial statements to the net decrease in net assets reported in the Form 5500:

Net decrease in net assets per financial statements	$(800,032,709)
Deemed distributions of participant loans reported in the 2018 Form 5500	(2,146,236)
Deemed distributions of participant loans reported in the 2017 Form 5500	2,187,820
Net decrease in net assets per the Form 5500	$(799,991,125)

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2018 and 2017

(8)	Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 14, 2019. The following item was noted:
Effective January 1, 2019, employees of Bath Iron Works Corporation, formerly eligible for the Plan, became eligible for Plan 6.0. The account balances and loans of these participants were transferred from the Plan to Plan 6.0 in the amounts of $310,361,248 and $6,437,819, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Schedule G – Financial Transaction Schedules
For the year ended December 31, 2018

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction (including interest rate, maturity, collateral, par or maturity value)	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expense incurred with transaction	(h) Cost of assets	(i) Current value of asset	(j) Net gain or (loss)

Part III
Evercore Trust Company	Independent Fiduciary	See * below	$—	$12,769	$—	$—	$12,769	$12,769	$—
Aon Consulting, Inc.	Consultant	See ** below	—	1,759	—	—	1,750	1,759	9
The Northern Trust	Investment Manager	See *** below	—	12,596	—	—	11,353	12,596	1,243

* This amount represents expenses paid in 2016 and 2017 by the Plan that should have been paid by another Plan also sponsored by the Company. This error and any earnings thereon were corrected in 2018.
** This amount represents expenses paid in 2017 by the Plan that should have been paid to a different vendor. This error was fully corrected in 2018.
*** This amount represents an overpayment of expenses paid in 2017 by the Plan. This error and any earnings thereon were corrected in 2018.

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-8.25%)	#	$42,704,104

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 5.0

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Executive Compensation & Benefits
Dated: June 14, 2018